

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 29, 2015

Taylor V. Edwards
Principal Executive Officer
Oppenheimer Global Multi-Asset Growth Fund
6803 South Tucson Way
Centennial, CO 80112-3924

> **Re: Oppenheimer Global Multi-Asset Growth Fund**
> **Registration Statement on Form N-1**
> **Filed May 1, 2015**
> **File No. 333-203796**

Dear Mr. Edwards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your intention to invest in a variety of derivatives. Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure relating to your use of derivatives as appropriate.

Fees and Expenses of the Fund, page 3

2. Please confirm the font size used to present your fee table and expense example complies with Rule 420 under Regulation C.

3. Please revise the statement in footnote two that "[t]he Manager has contractually agreed to waive fees … in an amount equal to the indirect management fees incurred …" to be understandable to an average investor. Also, please confirm that this waiver is included in the last sentence "[t]hese fee waivers and/or expense reimbursements may not be amended or withdrawn …"

4. Please revise the last sentence in footnote two to reference "one year from the date of effectiveness" instead of "one year from the date of the prospectus."

5. Please confirm that your example will only reflect the fee waiver and expense reimbursement for the initial duration of the agreement.

Principal Investment Strategies, page 3

6. On page three you state you "primarily look for capital appreciation opportunities through equity securities" and also seek "to opportunistically invest in fixed income, commodities and alternative investment strategies when the portfolio managers believe the potential exists for enhancing capital appreciation." (Emphasis added). The disclosure here and in response to Item 9 addresses multiple investment strategies including junk bonds, sovereign debt, REITs, derivatives, and commodities. Please revise your disclosure here and in response to Item 9 to more clearly articulate and differentiate principal and non-principal strategies and risks. To the extent that a strategy disclosed under Item 4 will only be engaged in opportunistically, please consider whether it should be relocated. See General Instruction C.3(b) to Form N-1A and Item 9(b)(1), Instruction 2.

7. We note your statement that you will normally invest in securities of issuers that are economically tied to at least three countries (including the US) and that you set forth multiple factors that you may consider in concluding an issuer is economically tied to a particular country. However, you use "including, but not limited to" language, do not specify how you will consider the factors listed, and it is unclear how your statement would apply to some of the investment types currently included in your prospectus. Please revise to more clearly describe the specific criteria the fund will use to determine an investment is economically tied to a particular country.

8. On page four you indicate one of the factors you will consider in determining whether an investment is economically tied to a particular country is "whether it receives revenues or profits from goods produces or sold from, or investments made or services performed in, that country." Please disclose a quantitative threshold, such as a "majority of" or "more than 50% of" for this statement.

9. On page four you include a statement that "[t]here can be no assurance … that the Sub-Adviser's credit analysis is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization." Please relocate this statement to your risk disclosure.

10. On page four you state that "[t]here are no restrictions on where the Fund may invest geographically or on the amount of the Fund's assets that can be invested in either U.S. or foreign securities …" This statement is inconsistent with existing disclosure and the use of "Global" in your name and should be revised to reflect that you will invest significantly in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

11. On page four you state you may invest in other types of investments "including, but not limited to currency-related investments and precious and other metals-related investments." Please clarify what sorts of investments you are referring to here.

12. On page eight you state the "Fund utilizes alternative investment strategies" however it is unclear how and where you have told investors what these strategies are or how they help the Fund achieve its investment objective. Please revise or advise.

More About the Fund, page 11

13. Starting on page 11 you present approximately 20 pages of disclosure addressing various types of investments, strategies, and attendant risks. While the General Instructions permit additional information in response to Item 9, General Instruction C.3(b) also cautions against providing too much information as it may obscure or impede investor understanding of the required information. Please review your disclosure to ensure it is appropriately concise and informs investors about your principal investment strategies and risks to your portfolio as a whole.

14. On page 20 you disclose that the Fund "can invest in private equity and debt instruments, including traditional private equity control positions …" Please tell us about your intentions to invest in private equity and control positions. In responding, please tell us how you plan to address various legal and accounting issues, such as liquidity, valuation, and whether to consolidate your control position for financial statement purposes. Alternatively, please remove references to investing in private equity and control positions.

15. On page 22 you refer to identifying liquid assets to cover certain call options. Please clarify whether the identified liquid assets will be segregated.

16. On page 29 you reference "Investments in Pooled Investment Entities that Invest in Loans." If this is a reference to collateralized loan obligations (CLOs), state so.

17. On page 31, under "Changes to the Fund's Investment Policies," revise to provide investors 60 days' notice if you change your investment policy.

About the Fund's Wholly-Owned Subsidiary, page 33

18. We note the disclosure on page 33 and elsewhere concerning your Cayman Island subsidiary and its proposed activities. In order to assist in our review of your filing, please tell us where you have:
    - disclosed that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Islands subsidiary;
    - disclosed that each investment adviser to the Cayman Islands subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. If the same person is the adviser to both the Fund and the Cayman's sub, then, for purposes of complying with Section 15(c), the reviews of the fund's and the Cayman sub's investment advisory agreement may be combined;
    - filed the investment advisory agreement between the Cayman Islands subsidiary and its investment adviser;
    - disclosed that the Cayman Islands subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identified the custodian of its assets;
    - disclosed the Fund's basis for determining that undistributed income from the Cayman Islands subsidiary is qualifying income, such as an opinion of counsel; and,
    - disclosed that the financial statements of the Cayman Islands subsidiary will be consolidated with those of the Fund.

    Also, please confirm to us that (1) the Cayman Islands subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Cayman Island subsidiary and its board will agree to designate an agent for service of process in the United States; (3) the Cayman Island subsidiary and its board will agree to inspection of its books and records by the staff.

19. We note your disclosure on page 33 that "it is currently expected that shares of the Subsidiary will not be sold or offered to other investors. If at any time in the future, the Subsidiary proposes to offer or sell its shares to any investor other than the Fund, shareholders will receive 60 days' prior notice of such offer or sale and this prospectus will be revised accordingly." Please tell us why you have included this disclosure and how you will address each of the points raised in the immediately preceding comment in the event that the Subsidiary does sell shares. Also, please tell us whether there would be any tax or other regulatory consequences associated with an offering by your wholly-owned subsidiary.

More About Your Account, page 34

20. Please revise your fee table disclosure to address the Class A Contingent Deferred Sales Charge.

21. On page 36 you state that the Class C shares are subject to an asset-based sales charge. Please confirm that this will be reflected in your fee table.

Taxes, page 45

22. On page 45 you state that you intend to qualify as a RIC but reserve the right not to so qualify. Please clarify what notice you will give investors if you change your intention to qualify as a RIC.

Statement of Additional Information

The Fund's Main Investment Policies, page 1

23. On page 16 you refer to investing in "hedge funds" and private equity funds. Please tell us your intended scope of activities with respect to investments in hedge funds.

Investment Restrictions, page 36

24. Item 16(c)(1)(iv) refers to concentration in a particular industry or group of industries. However, your statement only addresses "concentration in any one industry." Please revise.

Part C

Exhibits

25. We note you have not filed several required exhibits. Please note that we review and frequently comment upon these exhibits. Please plan accordingly.

Exhibit 99.A

26. We note Section 8.9 of your Declaration of Trust purporting to establish procedural and substantive limitations on a shareholder's ability to bring a derivative action. Please revise your disclosure to address this provision in clear and understandable language and refile a corrected Declaration of Trust that includes paragraph (a). In this respect paragraphs (a) and (b) are not listed under Section 8.9 even though paragraphs (c), (d), and (e) refer to paragraph (a). In addition, please:
    - tell us the legal basis under state law and, if applicable – federal securities law, for including such provision;

- clarify whether this provision applies to actions brought under the securities laws and, if so, tell us why this is consistent with the anti-waiver provisions of Section 14 under the Securities Act; and,
- disclose the degree to which you believe such provision is, or will continue to be enforceable.

27. Please advise us whether Section 8.11's waiver of jury trial provision will impact shareholder's rights under the securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

Sincerely,

/s/ Jay Williamson

Jay Williamson
Attorney Advisor